
April 19, 2023

Roy Halyama
Chief Financial Officer
Burke & Herbert Financial Services Corp.
100 S. Fairfax Street
Alexandria, Virginia 22314

  Re: Burke & Herbert Financial Services Corp.
    Amendment 1 to the Registration Statement on Form 10
    Filed on April 3, 2023
    File No. 001-41633

Dear Roy Halyama:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment 1 to the Registration Statement on Form 10

The Bank, page 11

1. We note your response to comment 5 and revised disclosure on page 15 referencing oversight "primarily through multiple committees that monitor and assess regulatory risks and enterprise-wide risks." Please revise to identify the specific committees or members of the committees that monitor and assess such risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

2. We reissue comment 7 in part. We note your added disclosure on page 47 which discusses events and uncertainties. In comment 7 we also cited known trends that you disclosed elsewhere in the prospectus. Please specifically discuss these and other material known trends in Management's Discussion and Analysis.

General

3.   We note that in your response to comment 12 you stated that "management believes that recent events will not have a material impact to the Company's financial position at the end of the first quarter 2023." Please disclose this in the Form 10.

4.   In regard to comment 14, please disclose whether you have a Chief Risk Officer. Additionally, please clarify the extent to which the Asset/Liability Committee has a set schedule for meeting. We note the disclosure that they convene "upon the determination that abnormal market risks are occurring or may be forthcoming[.]"

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Henderson at 202-551-3364 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance